Exhibit 99.2

LI BANG INTERNATIONAL CORPORATION INC.

(the “Company”)

P R O X Y

I/We ___ of _________, the holder of ________________ Class A ordinary shares and ________________ Class B ordinary shares1 in the Company, hereby appoint the Chairperson of the Extraordinary General Meeting2 or ______________________ of _________________________ as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Extraordinary General Meeting of the Company to be held at the offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, at 09:30 a.m., Eastern Time, on Monday September 21, 2026, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

1Please insert the number of Class A ordinary shares and/or Class B ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). If no direction is made, this proxy will be voted FOR the proposals described above.

2If any proxy other than the Chairperson of the Extraordinary General Meeting is preferred, strike out the words “the Chairperson of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR”. If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN”.

No.	PROPOSALS		FOR	AGAINST	ABSTAIN

1.	As an ordinary resolution, to increase the authorized share capital of the Company from: USD $35,000 divided into 15,750,000 Class A ordinary shares with par value of USD $0.002 each share and 1,750,000 Class B ordinary shares with par value of USD $0.002 each share, to: USD $7,000,000 divided into 3,150,000,000 Class A ordinary shares with par value of USD 0.002 each share and 350,000,000 Class B ordinary shares with par value of USD $0.002 each share, by increasing the number of authorized Class A ordinary shares by 3,134,250,000, and the number of authorized Class B ordinary shares by 348,250,000 (the “Share Capital Increase”).		☐	☐	☐

2.

As a special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), to approve the reduction of the par value of each authorized ordinary share of the Company (including all authorized, issued and outstanding Class A ordinary shares and Class B ordinary shares) from USD $0.002 to USD $0.00001 and to authorize the board of directors of the Company (the “Board”) to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”), specifically through the following steps:

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Share Capital Reduction

a.

the par value of each issued and outstanding class A ordinary share of USD $0.002 par value each and class B ordinary share of USD $0.002 par value each in the share capital of the Company be reduced to USD $0.00001 by cancelling USD $0.00199 of the paid-up capital on each of the issued and outstanding class A ordinary shares of USD $0.002 par value each and class B ordinary shares of USD $0.002 par value each (the “Share Capital Reduction”);

	b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be USD $0.00001;

	c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

	d.	immediately following the Share Capital Reduction:

	i.	each authorized but unissued class A ordinary share of USD $0.002 par value each be subdivided into 200 class A ordinary shares of USD $0.00001 par value each; and

	ii.	each authorized but unissued class B ordinary share of USD $0.002 par value each be subdivided into 200 Class B ordinary shares of USD $0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

	e.	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of USD $0.00001 par value each and unissued class B ordinary shares of USD $0.00001 par value each that will result in the Company having authorized share capital of USD $35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD $0.00001 each and 350,000,000 class B ordinary shares of par value of USD $0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

	f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be USD $35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD $0.00001 each and 350,000,000 class B ordinary shares of par value of USD $0.00001 each.

3.	As special resolutions, and subject to and immediately following the Share Capital Increase and the Share Capital Reorganization being effected, to approve the adoption by the Company of an amended and restated memorandum of association (the “New MA”), substantially in the form set forth in Exhibit A in the Explanatory Statement of the Meeting, in substitution for, and to the entire exclusion of, the Company’s currently effective amended and restated memorandum of association adopted by a special resolution passed on April 30 2026, to reflect the Share Capital Increase and the Share Capital Reorganization.		☐	☐	☐

4.

As a special resolution, subject to approval of the New MA and immediately following the completion of the filings of the New MA and further subject to all necessary governmental and regulatory consents, to approve:

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	a.	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company under the laws of BVI (the “Migration”); and

	b.	the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the BVI, substantially in the form attached hereto as Exhibit B (the “BVI MAA”), in substitution and replacement in their entirety of the Company’s then existing amended and restated memorandum and articles of association.

5.	As an ordinary resolution, subject to approval of Proposal 4 (the Migration proposal), to approve the authorization of the Board and any director or officer and of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration, including without limitation, signing (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a Director) including a statement of the Company’s assets and liabilities as required by the Companies Act ; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors; (iii) a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act.		☐	☐	☐

6.	As an ordinary resolution, to approve to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals		☐	☐	☐

Dated _______________, 2026

Signature(s)4_______________

Signature of Joint Shareholder (if any)4 _______________

4This form of proxy must be signed by you or your attorney duly authorized in writing or, if the appointor is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

IMPORTANT: In order to be valid, your valid voting instructions and this proxy must be received not less than 48 hours before the time fixed for holding the Extraordinary General Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof.

TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com.

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616.

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America